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CUSIP NO. 115736100                      13G/A                 PAGE 1 OF 5 PAGES
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G/A


Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d) and Amendments thereto filed pursuant to Rule 13d-2(b)1
                               (Amendment No. 1)

                            BROWN SHOE COMPANY, INC.
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                              (Name of Issuer)

                    Common Stock, $3.75 par value per share
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                       (Title of Class of Securities)

                                   115736100
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                                 (CUSIP Number)

                               December 31, 2002
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

                               Page 1 of 5 Pages
                                No Exhibit Index
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CUSIP NO.  115736100                      13G/A               PAGE 2 OF 5 PAGES
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        ABN AMRO Trust Services Company as Trustee for The Brown Shoe Company, Inc. 401(k) Savings Plan Trust IRS No. 36-4041298
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        Illinois
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     Number of             5.      Sole Voting Power

      Shares                       942,352
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     942,352
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        942,352
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        5.3%**
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 12.    Type of Reporting Person (See Instructions)

        OO
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*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING
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CUSIP NO.  115736100                      13G/A               PAGE 3 OF 5 PAGES
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ITEM 1.

(a) Name of Issuer:                                     Brown Shoe Company, Inc.
(b) Address of Issuer's Principal Executive Offices:    8300 Maryland Ave.
                                                        St. Louis, MO 63105-3693

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:

    ABN AMRO Trust Services Company, as Trustee for The Brown Shoe Company, Inc. 401(k) Savings Plan
    c/o ABN AMRO Trust Services Company
    161 N. Clark Street
    Chicago, IL 60601

    Citizenship:  Illinois

(d) Title of Class of Securities:    Common Stock, $3.75 par value per share
(e) CUSIP Number:       115736100

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j)  Not Applicable.


ITEM 4.   OWNERSHIP.

(a) ABN AMRO Trust Services Company acts as trustee ("Trustee") for The Brown Shoe Company, Inc. 401(k) Savings Plan Trust ("Trust"), which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As of February 1, 2003, the Trust held 942,352 shares of the Issuer's common stock. The securities reported include all shares held of record by the Trustee as trustee of the Trust. The Issuer establishes the investment policy (including voting and disposition of shares) for the Trust and the Trustee follows such instructions. The Trustee, however, is subject to fiduciary duties under ERISA. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G/A.

(b) The 942,352 shares of common stock represent 5.3% of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of February 1, 2003, as provided by the Issuer.


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CUSIP NO.  115736100                      13G/A               PAGE 4 OF 5 PAGES
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(c) (i)  The Trustee holds sole power to vote or to direct the vote over all of the securities that are the subject of this Schedule 13G/A.
    (ii) The Trustee does not share power to vote or direct the vote over any of the securities that are the subject of this Schedule 13G/A.
    (iii) The Trustee holds sole power to dispose or direct the disposition of all of the securities that are the subject of this Schedule 13G/A.
    (iv) The Trustee does not share power to dispose or direct the disposition over any of the shares that are the subject of this Schedule 13G/A.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

    Not Applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

    Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

    Not Applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

    Not Applicable.


ITEM 10.  CERTIFICATION.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO.  115736100                      13G/A               PAGE 5 OF 5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   March 18, 2003
                                    --------------------------------------------
                                    Date


                                    ABN AMRO Trust Services Company as
                                    Trustee for The Brown Shoe Company, Inc.
                                    401(k) Savings Plan Trust

                                    By:           /s/ Terry L. Zirkle
                                        ----------------------------------------

                                    Name:    Terry L. Zirkle
                                           ----------------------------

                                    Title:        Executive Vice President
                                            ------------------------------------